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                             November 8, 2023

       D. Shawn Jordan
       Chief Financial Officer
       First Community Corporation
       5455 Sunset Boulevard
       Lexington, SC 29072

                                                        Re: First Community
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 8-K filed
October 18, 2023
                                                            File No. 000-28344

       Dear D. Shawn Jordan:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K filed October 18, 2023

       Exhibit 99.1

   1. We note your presentation of the Non-GAAP measure for tangible common equity per common share excluding
accumulated other comprehensive loss and tangible common
                                                        equity to tangible
assets excluding accumulated other comprehensive loss. Please address the following:
                                                            Revise your future
filings to include a calculation and full reconciliation of this non-
                                                             GAAP measure to
GAAP financial information, quantifying each individual
                                                             adjustment
component to the numerator and denominator. In your response, provide us with a
reconciliation for the period ended September 30, 2023.
                                                            Tell us and revise
your disclosures, in future filings, to more fully explain what this measure
represents and how it is used to analyze and evaluate financial condition and capital
strength.
                                                            Tell us how you
determined the adjustment to exclude accumulated other
                                                             comprehensive
income (loss) is appropriate, including your consideration of whether
 D. Shawn Jordan
First Community Corporation
November 8, 2023
Page 2
              the adjustment relates to normal, recurring activities of the Company or if it results in individually tailored accounting. Refer to Question 100.04 of the Division of
              Corporation Finance   s Compliance & Disclosure Interpretations
on Non-GAAP
              Financial Measures.
                Tell us whether you will continue to present this measure and adjustment during periods where there is an accumulated other comprehensive gain rather than a loss, which would result in a reduction to these non-GAAP measures excluding
              AOCI. Refer to Question 100.03 of the Division of Corporation
Finance   s
              Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
                Tell us whether you also add back the impact of AOCI to the denominator (total tangible assets) so that both the numerator and denominator would be calculated on a consistent basis, where applicable. To the extent that you do not, explain how you concluded it is appropriate.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847
with any questions.



FirstName LastNameD. Shawn Jordan                               Sincerely,
Comapany NameFirst Community Corporation
                                                                Division of
Corporation Finance
November 8, 2023 Page 2                                         Office of
Finance
FirstName LastName